FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: November 28, 2005	Lewis N. Rose President and Chief Executive Officer

NEWS FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic develops first multi-language Internet poker offering for William Hill
Internet poker growth, strong customer relationship extend European reach for CryptoLogic software

November 28, 2005 (Toronto, ON) — CryptoLogic Inc., a leading software developer for the global Internet gaming industry, has launched a new Greek-language Internet poker site for William Hill Poker under exclusive license from WagerLogic Limited, CryptoLogic’s wholly-owned subsidiary. William Hill, one of the world’s most trusted gaming brands and the largest sports bookmaker in the UK, is extending the global reach of its highly successful online poker service to the Greek speaking population worldwide.

“William Hill’s Greek-language launch points to the global potential of Internet poker, and that CryptoLogic software enables leading gaming brands to localize their online offerings for worldwide appeal,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic’s decade of experience in delivering multi-language, multi-currency software has long been a strategic advantage in the Internet casino market, and it’s exciting to bring the same strategy for success to the world of Internet poker.”

William Hill’s new site (www.williamhillpoker.gr) is the first deployment of CryptoLogic-developed online poker software in a European language. This offering gives Greek-speaking gamers the ease of playing in their local language and convenient deposits and withdrawals in multi-currencies, with access to multi-currency tables (in Euros, US dollars and UK sterling). As part of the WagerLogic licensee central room, which attracts more than 7,500 poker players online simultaneously from around the globe, William Hill players enjoy the games they want, when they want, at the speed they want, and in a choice of languages and currencies.

“Whether it’s playing for fun, playing for pennies or playing for high stakes, Internet poker is one of the fastest-growing games in Europe,” said Peter Nolan, Group Director of Interactive Business at William Hill. “One of the key benefits of our long relationship using CryptoLogic software is the flexibility with which we can take the fun and excitement of William Hill Poker to new people and new places.”

“Europe is one of the most promising Internet gaming markets,” said A.J. Slivinski, WagerLogic’s Managing Director. “We’re delighted to enable William Hill to be one of the first to offer a world-class multi-currency poker room in the Greek language — and look forward to seeing excellent results.”

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and suppler of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer Director of Communications	Argyle Rowland, (416) 968-7311 (Media) Karen Passmore, ext. 228/ kpassmore@argylerowland.com Dan Tisch, ext. 223/ dtisch@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.